Sullivan & Worcester LLP                     T 202 775 1200
 1666 K Street, NW                            F 202 293 2275
 Washington, DC 20006                         www.sandw.com

                                              September 2, 2008

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                           Met Investors Series Trust
              (MetLife Balanced Strategy Portfolio, MetLife Growth
          Strategy Portfolio and MetLife Aggressive Strategy Portfolio)
                                 CIK: 0001126087
                                  (333-152839)

Ladies and Gentlemen:

         This letter responds to oral comments given on August 15, 2008 by Alison White of the Securities and Exchange Commission staff regarding the above-referenced filing. Set forth below is each comment and Met Investors Series Trust's (the "Trust's") response thereto. Where applicable, revised pages of the prospectus/proxy statement are attached. In addition, a draft auditors' consent is attached.

1.   Comment:  The  disclosure  preceding the expense  examples  states that the expense examples assume that all expense limitations remain in effect for one year. However, disclosure elsewhere in the prospectus/proxy statement states that all of the expense limitations will expire on April 30, 2009. In order to reflect the effect of the expense limitations in the expense examples, the limitations cannot expire within the twelve month period following the effective date of the Registration Statement of which the prospectus/proxy statement is a part.

    Response:  The amounts in the expense  examples  have been revised so as to not reflect the effect of the expense limitations. In addition, disclosure clarifying this adjustment has been added to the paragraph preceding the expense examples. See pages 20 and 21 of the prospectus/proxy statement.

2.   Comment:  The  auditors'  consent was not filed as an exhibit to the August
               7, 2008 filing. The auditors' consent must be filed as an exhibit to the Registration Statement. The staff requests that a draft of the auditors' consent be submitted to the staff.

     Response: A draft of the auditors' consent is filed as an attachment to this letter. The auditors' consent will be filed as an exhibit to Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-14.

3.   Comment:  Include Tandy language in your response letter.

     Response: The requested language is set forth below.

                                  * * *

         The Trust acknowledges that:

          1. it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

          2. staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

          3. the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this letter may be directed to the undersigned at (202) 775-1213.

                                               Very truly yours,


                                               /s/ John L. Chilton
                                               -------------------------
                                               John L. Chilton

Attachments

cc:  Elizabeth Forget
       Richard Pearson
       Jack Huntington
       John Rizzo


                                                                                       Attachment A

        ------------------------------------ -------------------- ---------------------- ----------------------
                                                                                         Aggressive Strategy
                                              Strategic Growth     Aggressive Strategy        (Pro Forma)
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
                                                   Class B               Class B                Class B
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Management Fees                             0.10%                 0.09%                  0.09%
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        12b-1 Fees                                  0.25%                 0.25%                  0.25%
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Other Expenses                              0.08%                 0.02%                  0.01%
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Acquired Fund Fees and
           Expenses (Net Expenses                   0.68%                 0.72%                  0.72%
          of Underlying
           Portfolios)*
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Total Annual Portfolio
           Operating Expenses
           and Acquired Fund Fees                   1.11%                 1.08%                  1.07%
           and Expenses Before
           Expense Waiver
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Contractual Expense
           Waiver**                                 0.03%                 0.01%                  0.00%
        ------------------------------------ -------------------- ---------------------- ----------------------
        ------------------------------------ -------------------- ---------------------- ----------------------
        Total Annual Portfolio
           Operating Expenses
           and Acquired Fund Fees
           and Expenses After
           Expense Waiver                           1.08%                 1.07%                  1.07%
        ------------------------------------ -------------------- ---------------------- ----------------------
*    As an investor in an Underlying Portfolio, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying Portfolio, including the management fee. With respect to Strategic Growth, the expenses of the Underlying Portfolios are based upon the weighted average of the total operating expenses of the Underlying Portfolios after expense waivers for the year ended December 31, 2007, according to the Portfolio's investment in such Underlying Portfolios as of December 31, 2007. With respect to Aggressive Strategy, the expenses of the Underlying Portfolios are based upon the weighted average of the total operating expenses of the
     Underlying Portfolios after expense waivers allocated to the Portfolio at
     December 31, 2007.

** The Manager and the Trust have entered into an Expense Limitation Agreement whereby the total direct Annual Portfolio Operating Expenses for the Class
     B shares of Strategic Growth and Class B shares of Aggressive Strategy will not exceed 0.40% and 0.35%, respectively, for the period ended April 30, 2009 and in any year in which the Agreement is in effect. Under certain circumstances, any fees waived or expenses reimbursed by the Manager may, with the approval of the Trust's Board of Trustees, be repaid to the Manager.

                             --------------------------

         The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in a Selling Portfolio versus the corresponding Acquiring Portfolio and the corresponding Acquiring Portfolio on a pro forma basis, which assumes the applicable Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same but that no expense limitations are in effect for any periods. The examples are for illustration only, and your actual costs may be higher or lower.

         THE EXAMPLES DO NOT REFLECT ANY FEES, EXPENSES OR WITHDRAWAL CHARGES IMPOSED BY THE CONTRACTS FOR WHICH THE PORTFOLIOS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.



Growth and Income and Balanced Strategy

         Examples of Portfolio Expenses

------------------------- --------------------------------------------------------------------------------------------
                                                               Growth and Income
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $120                    $374                   $647                  $1,427
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                               Balanced Strategy
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $103                    $320                   $555                  $1,229
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                         Balanced Strategy (Pro Forma)
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $103                    $320                   $555                  $1,229
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Conservative Growth and Growth Strategy

         Examples of Portfolio Expenses


                     - 20 -




------------------------- --------------------------------------------------------------------------------------------
                                                              Conservative Growth
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $116                    $361                   $625                  $1,380
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                                Growth Strategy
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $106                    $329                   $571                  $1,264
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                          Growth Strategy (Pro Forma)
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $106                    $329                   $571                  $1,264
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Strategic Growth and Aggressive Strategy

         Examples of Portfolio Expenses

------------------------- --------------------------------------------------------------------------------------------
                                                               Strategic Growth
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $114                    $355                   $615                  $1,357
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                              Aggressive Strategy
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $110                    $345                   $598                  $1,323
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


------------------------- --------------------------------------------------------------------------------------------
                                                        Aggressive Strategy (Pro Forma)
------------------------- --------------------------------------------------------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                One Year              Three Years             Five Years              Ten Years
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Class B                           $110                    $342                   $593                  $1,311
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


How do the Portfolios' performance records compare?

         The following charts show how each Portfolio has performed in the past. Past performance is not an indication of future results.

                                                      Attachment B

                                   DRAFT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-152839 on Form N-14 of our reports dated February 25, 2008, relating to the financial statements and financial highlights of Strategic Growth and Income Portfolio, Strategic Conservative Growth Portfolio, Strategic Growth Portfolio, MetLife Balanced Strategy Portfolio, MetLife Growth Strategy Portfolio and MetLife Aggressive Strategy Portfolio of Met Investors Series Trust appearing in the Annual Report on Form N-CSR of Met Investor Series Trust for the year ended December 31, 2007, and to the reference to us under the heading "Financial Statements and Experts" in the Prospectus/Proxy Statement, which is part of such Registration Statement.



Deloitte & Touche LLP


Boston, Massachusetts
September 8, 2008